Exhibit 1

NEWS

For Release: IMMEDIATE

American Israeli Paper Mills Ltd.
Announces Name Change to Hadera Paper Ltd.

Hadera, Israel, July 7, 2008 – American Israeli Paper Mills Ltd. (AMEX:AIP) [AIPM] announced that following the approval by the Company’s shareholders at the general meeting held on June 24, 2008, and more recently by the Registrar of Companies in Israel, the name of the Company has been changed from American Israeli Paper Mills Ltd. to Hadera Paper Ltd.

Contact:
Lea Katz, Adv.
Corporate Secretary and Chief of Legal Department
American Israeli Paper Mills Ltd. Group
Tel:+972-4-6349408
Leak@aipm.co.il